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                                                                      Exhibit 99(f)

                        System Energy Resources, Inc.
          Computation of Ratios of Earnings to Fixed Charges and
                     Ratios of Earnings to Fixed Charges


                                                                                                     12 months
                                                     1994      1995      1996      1997      1998    June 1999

Fixed charges, as defined:
  Total Interest                                    $176,504  $151,512  $143,720  $128,653  $116,060  $138,083
  Interest applicable to rentals                       7,546     6,475     6,223     6,065     5,189     5,539
                                                    ----------------------------------------------------------
Total fixed charges, as defined                     $184,050  $157,987  $149,943  $134,718  $121,249  $143,622
                                                    ==========================================================
Earnings as defined:
  Net Income                                          $5,407   $93,039   $98,668  $102,295  $106,476   $87,293
  Add:
    Provision for income taxes:
      Total                                           36,838    75,493    82,121    74,654    77,263    55,714
    Fixed charges as above                           184,050   157,987   149,943   134,718   121,249   143,622
                                                    ----------------------------------------------------------
Total earnings, as defined                          $226,295  $326,519  $330,732  $311,667  $304,988  $286,629
                                                    ==========================================================
Ratio of earnings to fixed charges, as defined          1.23      2.07      2.21      2.31      2.52      2.00
                                                    ==========================================================



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